SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

LION BIOSCIENCE AKTIENGESELLSCHAFT

(Exact Name of Registrant as Specified in its Charter)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of Incorporation or Organization)

Im Neuenheimer Feld 515-517

D-69120 Heildelberg

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

LION bioscience Aktiengesellschaft’s Report for the nine month period ended December 31, 2003 is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Exhibit No.	Exhibit

99.1	Report for the nine month period ended December 31, 2003

Report for the nine month period ended

December 31, 2003

of

LION bioscience Aktiengesellschaft

Heidelberg, Germany

LION bioscience AG

CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (unaudited)

(in thousand euro, except for share and per-share data)

	Notes No.	December 31 2003	March 31 2003 Restated
		€	€
ASSETS
Current assets
Cash and cash equivalents	3	30,334	60,102
Restricted cash	3	2,031	0
Marketable securities	3, 7	15,742	12,762
Trade accounts receivable, net	3	5,163	7,581
Prepaid expenses, short-term	4	1,125	1,799
Other assets	5	909	1,292
Assets held for sale	C	0	322

Total current assets		55,304	83,858
Property, plant and equipment, net	6	3,308	6,890
Other long-term investments	8	549	549
Other intangible assets, net	10	148	576
Trade accounts receivable, long-term	3	933	1,423

		60,242	93,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		1,206	1,770
Accrued liabilities	11	9,510	15,458
Current portion of long-term debt	14	0	569
Current portion of capital lease obligation	13	14	16
Deferred income and advance payments		7,793	12,576
Other current liabilities	12	888	1,102

Total current liabilities		19,411	31,491
Long-term debt less current portion	14	0	1,991
Capital lease obligations less current portion	13	56	69
Shareholders’ equity
Ordinary shares, each with a notional par value of € 1.00;
19,870,175 shares issued and outstanding as of December 31 and March 31, 2003, 29,805,262 shares authorized at December 31 and March 31, 2003	15	19,870	19,870
Additional paid-in capital		302,293	302,307
Accumulated other comprehensive loss		(4,146)	(2,690)
Accumulated losses		(277,242)	(259,742)

Total shareholders’ equity		40,775	59,745

		60,242	93,296

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

	Notes No.	Three months ended December 31,		Nine months ended December 31,
		2003 €	2002 Restated €	2003 €	2002 Restated €
Revenues:
Drug discovery	3, 23	206	355	976	988
Licenses	3, 23	2,578	3,834	7,453	8,908
Professional services	3, 23	2,410	3,964	5,981	9,525
Maintenance and support	3, 23	568	537	1,647	1,344

Total revenues		5,762	8,690	16,057	20,765
Cost-of-sales		3,440	5,273	8,069	13,019
Costs and expenses:
Selling costs	3	1,986	2,336	6,460	8,655
General and administrative costs	3	3,141	8,981	7,741	18,068
Research and development costs	3	3,171	6,829	10,737	23,909
Other operating income and expenses		(747)	(844)	(1,941)	(987)

Total costs and expenses (incl. cost-of-sales)		10,991	22,575	31,066	62,664
Operating results before depreciation and amortization		(5,229)	(13,885)	(15,009)	(41,899)
Depreciation of property, plant and equipment and amortization of intangible assets	3, 6, 10, 16	1,381	1,725	4,008	11,064
Impairment of goodwill	9	0	0	0	58,663

Operating results		(6,610)	(15,610)	(19,017)	(111,626)
Interest income and expenses	17	282	712	1,068	3,056
Income/(loss) from marketable securities and other long-term investments	18	0	(595)	240	(11,877)
Loss before taxes from continuing operations		(6,328)	(15,493)	(17,709)	(120,447)
Tax expense		(195)	(48)	(292)	(275)

Net loss for the period from continuing operations		(6,523)	(15,541)	(18,001)	(120,722)

Income/(loss) from discontinued operations (net of tax of € 0)	C	236	(6,254)	501	(13,197)
Net loss for the period		(6,287)	(21,795)	(17,500)	(133,919)

Basic and diluted net loss per share from continuing operations		(0.33)	(0.79)	(0.91)	(6.08)
Basic and diluted net loss per share from discontinued operations		0.01	(0.31)	0.03	(0.66)

Basic and diluted net loss per share from total operations	24	(0.32)	(1.10)	(0.88)	(6.74)

Average number of outstanding shares		19,870,175	19,870,175	19,870,175	19,870,175

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (unaudited)

(in thousand euro)

	Nine months ended December 31,
	2003 €	2002 Restated €
Operating activities:
Net loss	(17,500)	(133,919)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation for stock options and deferred compensation	0	3,582
Depreciation of property, plant and equipment	3,499	7,094
Amortization of intangible assets	525	7,231
Impairment of goodwill	0	58,663
Impairment of marketable securities and other long-term investments	0	9,221
Loss (gain) on sale of fixed assets	144	973
Loss (gain) on sale of marketable securities	(240)	2,656
Changes in operating assets and liabilities:
Restricted cash	(2,031)	0
Trade accounts receivable	2,908	(5,312)
Prepaid expenses and other current assets	384	2,505
Trade accounts payable	(564)	1,360
Accrued liabilities	(5,948)	4,014
Deferred income and advanced payments received	(4,109)	(292)
Other current liabilities	(215)	(630)

Net cash used in operating activities	(23,147)	(42,855)

Investing activities:
Investments in property, plant and equipment	(768)	(2,102)
Proceeds from the sale of property, plant and equipment	617	700
Investments in marketable securities	(5,000)	(5,849)
Proceeds from the sale of marketable securities	2,519	84,378

Net cash used in/provided from investing activities	(2,632)	77,127

Financing activities:
Decrease in additional paid-in capital	(9)	0
Principal payments on long-term debts	(2,560)	(284)
Principal payments on capital leases	(14)	(123)

Net cash used in financing activities	(2,583)	(407)
Increase (decrease) in cash	(28,362)	33,866
Currency adjustments	(1,406)	(980)
Cash and cash equivalents at beginning of period	60,102	19,184

Cash and cash equivalents at end of period	30,334	52,070

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

					Accumulated other comprehensive income/(loss)
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Cumulative translation adjustments	Available-for- sale-securities	Total Shareholders’ Equity
	Shares	Amount
Balances at March 31, 2001- restated	18,754,000	18,754	270,286	(45,258)	431	(4,922)	239,291

Non-cash compensation for stock options			4,225				4,225
Deferred compensation			317				317
Valuation of securities available-for-sale at market prices						5,018	5,018
IPO expenses			(154)				(154)
Adjustment items for foreign currency translation					(94)		(94)
Ordinary shares issued against contribution in kind	1,116,175	1,116	19,263				20,379
Net loss				(62,032)			(62,032)

Balances at March 31, 2002 - restated	19,870,175	19,870	293,937	(107,290)	337	96	206,950

Non-cash compensation for stock options			8,077				8,077
Deferred compensation			293				293
Valuation of securities available-for-sale at market prices						162	162
Adjustment items for foreign currency translation					(3,284)		(3,284)
Net loss				(152,452)			(152,452)

Balances at March 31, 2003 - restated	19,870,175	19,870	302,307	(259,742)	(2,947)	258	59,746

Cash-settlement for stock options			(9)				(9)
Deferred compensation			(6)				(6)
Valuation of securities available-for-sale at market prices						261	261
Adjustment items for foreign currency translation					(1,717)		(1,717)
Net loss				(17,500)			(17,500)

Balances at December 31, 2003	19,870,175	19,870	302,293	(277,242)	(4,664)	519	40,775

Balances at December 31, 2002 - restated	19,870,175	19,870	297,519	(241,209)	(2,654)	(70)	73,456
(Columns may not add up due to rounding)

The accompanying notes are an integral part of these unaudited consolidated financial statements

LION bioscience AG

Notes to the Consolidated Financial Statements (U.S. GAAP) December 31, 2003

A.	Basis of Presentation

1.	General and Operations

LION bioscience AG (“LION” or “the Company”) was incorporated in Germany in March 1997. The Company offers and implements IT-software solutions for the data integration and analysis to improve the R&D performance of the life science industry.

Through December 31, 2002, LION also applied state-of-the-art high-throughput technologies and internally-produced information technology systems for its own drug discovery activities. As a result of focusing on the Company’s core competencies, LION closed its drug discovery activities as of December 31, 2002.

Amounts included in the consolidated financial statements are reported in euro (“€”) unless otherwise stated.

In the opinion of management, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods. Such adjustments are of a normal recurring nature other than those adjustments that have been disclosed (e.g. restructuring accrual).

2.	Restatement due to Revenue Recognition

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades. The software license term generally ranges from 12 to 36 months, with some having terms of up to 60 months. The PCS term also ranges from 12 to 36 months, with the majority of these arrangements having an initial PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. In those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the Company concluded that the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. Due to the fact that the majority of the multi-year arrangements the Company has entered into have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts, which could establish VSOE of fair-value based on a percentage of the license revenue. The Company therefore revised its accounting in February 2004 to conform to TPA 5100.54 effective for all software license agreements entered into since fiscal year 1998 and recognizes the license revenue pro-rata over the term of the related PCS. The Company restated its interim financial statements as of and for the nine month period ended December 31, 2002, and is in the process of restating its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these multi-year license agreements remained unchanged.

The Company previously concluded that the annually renewable license agreements for the Company’s products are short-term time-based licenses that should be accounted for according to TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”) which was issued in May 2000 and was effective July 1, 2000. In accordance with TPA 5100.53 the Company would not be able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe and thus the Company was unable to apply the “residual method” set forth in SOP 98-9, “Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, which was the Company’s prior accounting practice. The Company concluded that the initial license fee should be recognized ratably over the initial term of the related PCS as provided in TPA 5100.53 instead of immediately after all other revenue recognition criteria were met. The Company revised its accounting to conform TPA 5100.53 and restated its interim financial statements as of and for the nine month period ended December 31, 2002, and is in the process of restating its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these annually renewable licenses remained unchanged.

The following table shows a reconciliation of all amounts as previously reported and as restated due to the restatement:

(in € thousand)	Three months ended December 31, 2003			Nine months ended December 31, 2003
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Revenues	4,757	1,005	5,762	12,295	3,763	16,057
EBITDA	(6,234)	1,005	(5,229)	(18,772)	3,763	(15,009)
Net loss from continuing operations	(7,528)	1,005	(6,523)	(21,763)	3,763	(18,001)
Net loss	(7,292)	1,005	(6,287)	(21,262)	3,763	(17,500)
Deferred income	3,106	4,686	7,793	3,106	4,686	7,793
Equity	45,462	(4,686)	40,775	45,462	(4,686)	40,775

	Three months ended December 31, 2002			Nine months ended December 31, 2002
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Revenues	9,463	(773)	8,690	21,775	(1,010)	20,765
EBITDA	(13,113)	(773)	(13,885)	(40,889)	(1,010)	(41,899)
Net loss from continuing operations	(14,768)	(773)	(15,541)	(119,712)	(1,010)	(120,722)
Net loss	(21,022)	(773)	(21,795)	(132,909)	(1,010)	(133,919)
Deferred income	4,085	10,197	14,282	4,085	10,197	14,282
Equity	83,653	(10,197)	73,457	83,653	(10,197)	73,457

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

Revenue Recognition

The Company’s revenue consists of fees from licensing its software products (LSI™), fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements in conjunction with the Company’s drug discovery activities and fees for software maintenance and support.

Revenues from licenses

The Company’s LSI™ software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to five years or on a perpetual basis. According to the Company’s policy, payments resulting from term-based software contracts are generally received in advance every year throughout the term of the contract and upfront for perpetual licenses, without giving any contract concessions to customers that were not included in the original contractual arrangement. License agreements are generally extended automatically unless terminated by either party.

The Company recognizes revenue pursuant to the requirements of AICPA Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9 “Software Revenue Recognition, With Respect to Certain Transactions”.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1.	Persuasive evidence of an arrangement exists

2.	Delivery has occurred

3.	The fee is fixed or determinable, and

4.	Collectibility is probable.

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades and updates. The software license term generally ranges from 12 to 36 months, with some arrangements having terms up to 60 months. The PCS term is normally the same as the license term.

For those licenses that are renewable annually, the Company applies TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”), which was issued in May 2000, and effective July 1, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore the Company recognizes the license fee and the PCS ratably over the PCS term, i.e. 12 months, as provided in TPA 5100.53.

The Company recognizes its multi-year license arrangements depending on the PCS term. Certain of these arrangements have a PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. However, in those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. In those cases, the Company recognizes the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements the Company has entered into so far have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts which could establish VSOE of fair-value based on a percentage of the license revenue. Consequently, the Company recognizes all revenue from multi-year arrangements pro-rata over the term of the related PCS.

The Company recognizes revenue using the residual method for all perpetual license agreements, when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue related to the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

If a period of acceptance is stipulated in the agreement, revenues are realized when the software is accepted by the customer or when the acceptance period expires.

Revenues from maintenance and support

The Company’s license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. If maintenance is included free or at a discount in a software license arrangement, the discount amounts are deferred from the software license fees and recognized ratably over the maintenance period based on the fair value as established by independent sale of maintenance to customers. These services have no impact on the functionality of our software. For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

Revenues from professional services

Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

In the preceding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Related external project costs are treated as expenses (cost-of-sales) of the period unless a loss is anticipated based on the Company’s best estimates, in which case an accrual is made for the estimated loss. Internal, direct costs are capitalized until a milestone is reached.

Revenues from drug discovery

Revenue from the Company’s drug discovery activities consists of fees for products developed by the Company (e.g. clone collections (arrayTAG™) and Chem.Folio™ compound libraries), and revenues from research agreements (e.g. ATP, see footnote no. 21) and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

Government Grants

The Company receives grants under various government programs. Depending on the nature of the grant, the Company either records the grants as revenue, or a decrease of the related costs. Government grants that are intended to reimburse the Company for general costs of a program such as salaries, supplies, and general and administrative expenses are recorded as Drug Discovery revenues in the period earned. The total amount recorded as Drug Discovery revenue in the nine months ended December 31, 2003 was € 44,600 as compared to € 0 the nine months ended December 31, 2002. Government grants to specifically defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in the nine months ended December 31, 2003 was € 212,000, as compared to € 627,300 in the nine months ended December 31, 2002.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs in the nine months ended December 31, 2003 (excluding government grants) totaled € 10,949,500, as compared to € 24,537,400 in the nine months ended December 31, 2002. The previous years’ research and development costs have been adjusted to reflect the reclassification of some research and development costs to cost-of-sales and discontinued operations, respectively.

Advertising Costs

Costs for advertising and sales promotion are expensed as incurred. In the nine months ended December 31, 2003 the costs for advertising and sales promotion totaled € 564,600 as compared to € 1,844,000 in the nine months ended December 31, 2002.

Software Development

The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company’s product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the nine months ended December 31, 2003 and 2002. Amortization of € 184,700 and € 289,400 was reported in the nine months ended December 31, 2003 and 2002, respectively. Residual book values as of December 31, 2003 were € 43,100, as compared to € 227,800 as of March 31, 2003.

Costs of uncompleted contracts

The Company capitalizes costs for an uncompleted professional service project and recognizes the expenses (cost-of-sales) in the period the project or a milestone of the project has been reached and revenues are recorded. The Company records revenues and expenses according to the progress of the project, whereas the progress in completion is measured in reaching certain milestones. All internal, direct costs are capitalized until a milestone is reached. Any excess in the estimated costs to complete the contracts over the estimated revenues to be received is included as a loss contract accrual in Accrued Liabilities. As of December 31, 2003 costs of € 59,000 were capitalized, as compared to € 0 as of March 31, 2003 and € 0 as of December 31, 2002.

Stock-Based Compensation

The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

Marketable Securities

The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests almost exclusively its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective of assuring both the liquidity and security of the capital invested. The Company’s investments are restricted to securities of issuers with high credit ratings. All of the securities held are classified as “available for sale” and are classified as current assets.

Other Long-Term Investments

Other long-term investments are generally carried at the lower of cost or fair market value.

Concentration of Credit Risks

The Company’s accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

In the nine months ended December 31, 2003 and 2002, revenues from continuing operations with Bayer AG constituted 39% and 36%, respectively, of the Company’s total revenues. There are no outstanding accounts receivable from Bayer AG as of December 31, 2003. (March 31, 2003: € 376,000). The percentages reflect the revenues adjusted for discontinued operations and the restatement due to the adoption of TPA 5100.53 and 5100.54.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

Restricted Cash

As of December 31, 2003 the Company had restricted cash of € 2,031,000. This amount represents cash set aside by the Company for a landlord in connection with the restructuring of lease obligations in San Diego (see footnote no. 11). The landlord is entitled to withdraw the total amount in monthly rates and a final withdrawal at the end of the term.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

Trade Accounts Receivable

The reported trade accounts receivable as of December 31, 2003 are reduced by an allowance for doubtful accounts amounting to € 413,000 (March 31, 2002: € 275,000). Allowances for doubtful accounts are recorded when the collectibility of a trade accounts receivable is determined to be unlikely. The allowance is determined on a specific basis. The trade accounts receivable is written-off against the allowance for doubtful accounts when collection efforts cease.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

Laboratory equipment	5 to 10 years
Computer software	3 years
Furniture and office equipment	5 to 10 years

Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

Intangible Assets

Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

Software and technology and acquired customer relationship	2 years
Software licenses	3 years
Commercial rights and patents	4 years

Impairment of Long-Lived and Intangible Assets

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived assets” beginning April 1, 2002. SFAS No. 144 requires that long-lived and intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the asset’s fair value to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of long-lived assets and, in the case of intangible assets, based on discounted cash-flows expected over their estimated useful lives.

Currency Translation

The financial statements of the Company’s subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders’ equity (cumulative translation adjustments).

In the nine months ended December 31, 2003, net exchange rate gains included in the statements of operations were € 1,648,200, as compared to € 264,800 in the nine months ended December 31, 2002, representing the translation of assets and liabilities denominated in foreign currencies.

Income Taxes

The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.

Basic and Diluted Net Loss per Ordinary Share

The basic loss per share is computed by dividing consolidated net loss by the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation represented by out-of-money options are excluded from the calculation, as their effect is anti-dilutive.

Reclassifications

Several values of the previous periods’ balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with the statements for the period ended December 31, 2003.

New Accounting Regulations

In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue will be effective for the Company for revenue arrangements, other than software, entered into after June 30, 2003. The adoption of this issue beginning July 1, 2003 did not have any material effect on the Company’s net assets, financial position, or results of operations.

B.	Additional Balance Sheet Information

4.	Prepaid Expenses, Deferred Items

	12/31/2003	3/31/2003
	(in thousand euro)
Capitalized license fee (Metalayer), short-term portion	0	278
License and maintenance fees	197	399
Insurances	494	504
Rent	152	299
Other	282	319

	1,125	1,799

5.	Other Assets

	12/31/2003	3/31/2003
	(in thousand euro)
Accrued interest on fixed income securities	132	309
Creditable capital gains tax	326	525
Sales tax (VAT) receivable	0	8
Capitalized project costs	59	0
Other	392	450

	909	1,292

6. Property, Plant and Equipment

	12/31/2003	3/31/2003
	(in thousand euro)
Laboratory equipment	367	860
Laboratory equipment (capital lease)	38	67
Computer software	559	1,047
Computer hardware (capital lease)	5	9
Furniture and office equipment	1,140	2,931
Leasehold improvements	1,199	1,976

	3,308	6,890

The reported net book values are derived from acquisition costs as of December 31, 2003 of € 19,479,900 and € 29,013,600 as of March 31, 2003 and accumulated depreciation of € 16,172,100 as of December 31, 2003 and € 22,123,300 as of March 31, 2003

The net book values as of December 31, 2003 includes accumulated depreciation of € 114,100 (March 31, 2003: € 2,346,900) relating to property, plant and equipment under capital lease.

Depreciation of property, plant and equipment totaled € 3,498,500 in the nine months ended December 31, 2003, as compared to € 7,094,100 in the nine months ended December 31, 2002. Of these totals € 16,000 are included in discontinued operations in the nine months ended December 31, 2003, as compared to € 3,261,000 in the nine months ended December 31, 2002.

7.	Marketable Securities

	12/31/2003	3/31/2003
	(in thousand euro)
Equity securities	2,459	239
Debt securities	13,283	12,523

	15,742	12,762

The following table shows the Company’s investments in marketable securities available for sale (in thousand euros):

	12/31/2003
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	2,111	2,459	355	7
Debt securities	13,113	13,283	170	0

	15,224	15,742	525	7

	3/31/2003
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	239	128	0
Debt securities	12,393	12,523	167	37

	12,504	12,762	295	37

The debt securities at December 31, 2003 have following maturities (in thousand euros):

	Acquisition costs	Market or fair value
After 1 year through 5 years	5,068	5,164
After 10 years	8,045	8,119

	13,113	13,283

Effective as of the beginning of fiscal year 2003, the Company reclassified all of its securities previously classified as “held-to-maturity” to the category “available-for-sale” and reports all of its securities as short-term securities available-for-sale. This reclassification was necessary as a result of the Company’s determination that the securities will need to be sold during fiscal year 2003 to cover existing cash flow needs. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income.

In September 2003 the Company sold certain securities, providing proceeds of € 2.5 million. The Company realized a gain of € 0.2 million from this transaction, which is reported in the income/(loss) from marketable securities and other long-term investments.

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. (“Paradigm”), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $ 2 million (€ 2 million). At the time of Paradigm’s initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio.

At the end of fiscal year 2002 the Company reviewed the value of the Paradigm stock and concluded that a reduction in value in the stock from the purchase price paid by the Company was other than temporary. Therefore, the Company wrote off the investment to the lower market price of $ 1.62 per share as of March 31, 2002. At December 31, 2002, the stock had a fair market value of $ 0.29 per share. Because of the ongoing decline in the share price during the first nine months of fiscal year 2003 the Company concluded that the reduction in value is other-than-temporary and recorded a decrease in fair market value of € 632,100 in the results of marketable securities and other long-term investments. As of March 31, 2003 the share price increased to $ 0.65. The corresponding increase in the market value of the Paradigm stock held by the Company of € 128,000 was reported in other comprehensive income. The increase of the share price to $ 1.47 as of December 31, 2003 was also reported in other comprehensive income.

8.	Other Long-Term Investments

	12/31/2003	3/31/2003
	(in thousand euro)
BioSolveIT GmbH	549	549

In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of € 548,800, including incidental acquisition costs. For accounting purposes, the investment is reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

9.	Goodwill

	12/31/2003	3/31/2003
	( in thousand euro)
Trega Biosciences/NaviCyte operations	38,995	38,995
NetGenics operations	19,531	19,531

	58,526	58,526
Less write-off	(58,526)	(58,526)

	0	0

The Company adopted SFAS No. 142 “Goodwill and Intangible Assets” beginning April 1, 2001. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test, or on an interim basis if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the first and second quarters fiscal year 2003, the Company’s share price declined significantly, indicating potential goodwill impairment. On December 31, 2002, the Company’s market capitalization adds up to approximately € 62 million, the Company’s equity adds up to approximately € 167 million. An analysis of the recovery of goodwill was performed, and an impairment charge was recorded for the full amount of the carrying amount of goodwill. This was based on the extended length of time that the Company’s share price was depressed, and the lack of any clear indicators that the share price will recover by year-end 2003. During fiscal year 2003, the goodwill of NetGenics was adjusted subsequently in the amount of € 137 thousand due to adjustment to the final purchase price allocation. The write-off was adjusted accordingly.

10.	Other Intangible Assets

	Estimated useful life	12/31/2003	3/31/2003
		(in thousand euro)
Licenses	4 years	59	163
Internally developed software	3 years	43	228
Clone collections	3 years	46	185

		148	576

The reported net book values are derived from acquisition costs as of December 31, 2003 of € 16,250,900 and € 14,633,100 as of March 31, 2003 and accumulated amortization of € 16,102,900 as of December 31, 2003 and € 14,057,600 as of March 31, 2003

Amortization of other intangible assets amounted to € 525,300 in the nine months ended December 31, 2003 as compared to € 3,745,800 in the nine months ended December 31, 2002 – without consideration of impairment charges. These impairment charges of € 3,485,000 were recorded during the nine months ended December 31, 2002.

Amortization of other intangible assets for the following fiscal years is scheduled to be as follows:

FY	(in thousand euro)
2004:	120
2005:	28

Total:	148

11.	Accrued Liabilities

	12/31/2003	3/31/2003
	(in thousand euro)
Outstanding invoices	478	360
Vacation accrual	674	1,317
Consulting services	205	469
Supervisory Board	105	128
Audit of annual accounts, annual report, general shareholders’ meeting	450	625
Bonus payments	893	1,483
Lease and restructuring obligations (EITF 94-3)	2,311	5,598
Lease and restructuring obligations (SFAS 146)	1,473	0
Firm commitments	1,751	2,759
Loss contracts	577	1,483
Royalties	190	390
Contribution to Workmen’s compensation	102	120
Other	301	726

	9,510	15,458

Firm commitments

Firm commitments relate to obligations under long-term license agreements. The Company is contractually obligated to make future annual payments related to licenses and support and maintenance, which management has determined to be of no future value. The full amount of the obligation has been accrued.

Loss contracts

The loss contract accrual relates to estimated future losses on long-term professional services contracts. The accrual is based on management’s best estimate of the excess of costs to be incurred over the estimated revenues.

In the nine months ended December 31, 2003 costs of € 963,000 resulting from these contracts has been booked against the accrual. Additionally the accrual was increased by another € 30,000.

Restructuring

As part of a cost reduction and restructuring program formally adopted by the Company, the Company has accrued the necessary restructuring obligations as of March 31, 2003. The program was adopted prior to December 31, 2002 and followed the guidance in EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. These expenses include retention and severance payments in connection with the termination of employees at the U.S. subsidiary and at the Company in Germany which will become effective in the first and second quarters of fiscal year 2004, and lease restructuring payments in connection with a long-term lease during the third quarter of fiscal year 2003. The program involves the following major items:

•	termination of employees at U.S. and UK subsidiaries as well as in Germany

•	consolidation of the U.S. subsidiary’s two Ohio sites (in Cleveland and Columbus) into the Columbus site

•	restructuring of lease obligations

•	relocation of employees of U.S. subsidiary working from the laboratory space in the San Diego building to another location in San Diego

Retention and severance payments are expected to be paid to up to 34 employees who are employed at several locations in the United States and 18 employees who are employed in Germany in several departments. The expenses are classified in the following line items of the statements of operations for the fiscal year ended March 31, 2003. Payments for severances and for the lease of unused space of the San Diego building has been booked against the accrual in the nine months ended December 31, 2003.

Restructuring obligations according EITF 94-3:

	3/31/2003	Usage	12/31/2003
	(in thousand euro)
General and administrative costs	59	59	0
Research and development costs	4,189	1,878	2,311
Discontinued operations	1,350	1,350	0

Total	5,598	3,287	2,311

In the second quarter of FY 2004 the Company decided also to close down the Columbus site. Therefore 19 employees were terminated as of December 31, 2003. These restructuring activities were accounted for according SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities. As of September 30, 2003 severance payments expected to be paid and rental obligations from non-cancellable contracts in the total amount of € 512,000 thousand were accrued.

In the third quarter of FY 2004 the Company announced plans of further restructuring activities. These included a further decrease in headcount to approximately 190 employees as of March 31, 2004. Affected are the sites in San Diego, Boston and Heidelberg. The corresponding expenses are included in the results of the nine months ended December 31, 2003. The expenses for terminated employees, who will leave the Company in the fourth quarter, were accrued.

Resulting from the decrease in headcount, rental expenses for unused office space in Heidelberg were accrued in the amount of € 580,000, because the long-term contract could not be terminated. In accordance with SFAS No. 146, the Company is required to reduce the accrual by amounts that could reasonably be expected to be received under subleases. Due to the current market condition for rental space in Heidelberg, the Company does not believe it is reasonable that this space will be subleased during the remaining rental contract, and therefore, has accrued the full amount of rental expenses to be incurred through expiration of the contract.

Restructuring obligations according SFAS No. 146:

	9/30/2003	Usage	Addition	12/31/2003
	(in thousand euro)

Cost-of-sales	13	13	66	66
General and administrative costs	34	34	1,052	1,052
Selling costs	16	16	37	37
Research and development costs	449	210	79	318

Total	512	273	1,234	1,473

12.	Other Current Liabilities

	12/31/2003	3/31/2003
	(in thousand euro)

Payroll-related taxes and social security contributions	750	663
Stock options	0	180
Payroll liabilities	0	3
VAT	51	0
Other	87	256

	888	1,102

13.	Capital Lease

The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of December 31, 2003 are:

(in thousand euro)
2004	6
2005	16
2006	16
2007	16
2008	16
Thereafter	10

Total minimum lease payments	80
Less: amounts representing imputed interest	(10)

Present value of minimum lease payments	70
Less: current portion	(14)

Non-current portion of capital lease obligations	56

14.	Long-Term Debt

In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance the Company’s research and development activities, under which it was entitled to borrow amounts up to € 4.6 million until December 31, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in one position of the Company’s fixed income securities.

Due to an unfavourable interest rate of the loan compared to the current market interest rate, the Company paid back the total amount before maturity. Therefore the Company sold the position of the fixed income security which was granted as security interest to the lender.

	12/31/2003	3/31/2003
	(in thousand euro)

Loans, total	0	2,560
Short-term portion	0	(569)

Total long-term debt	0	1,991

15.	Shareholders’ Equity

For a detailed development of the shareholders’ equity see page 5 in this report or the notes in the Company’s annual report as of March 31, 2003.

Accumulated other comprehensive income/(loss)

In the nine months ended December 31, 2003 the Company has reported € 260,500 unrealized gains resulting form the revaluation of its available-for-sale marketable securities in other comprehensive income. In the nine months ended December 31, 2002 the Company reported unrealized losses of € 165,600.

Employee Shares

During the acquisition of Trega Biosciences Inc., Trega’s employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In the nine months ended December 31, 2003 € 0 was recorded as a compensation expense as compared to € 279,000 in the nine months ended December 31, 2002.

Stock Option Plans

As of March 31, 2003 LION had set-up three option plans. LION has granted stock options from two of these plans to its employees. As the exercise prices of these options exceed the current share market price of the LION stock, the Company agreed to offer a cash-settlement for all outstanding options based on the fair value of the options as calculated according to the Black-Scholes method. Under the terms of the offer, the option holder had to irrevocably waiver any and all rights to the options. As of March 31, 2003 this offer was accepted by all option holders of LION and its subsidiaries. The cash settlement is treated as an accelerated vesting of the options, so that unrecognized non-cash compensation expense in the amount of € 4,361,000 for both stock option plans has been recognized as of March 31, 2003. In the three months ended June 30, 2003 € 188,700 has been paid as cash consideration. The amount exceeding the estimated liability as of March 31, 2003 of € 8,700 has been booked against additional paid-in-capital. In the nine months ended December 31, 2003 no additional compensation expenses for the stock option plans has been recorded as compared to € 3,303,300 in the nine months ended December 31, 2002, of which € 366,000 is included in discontinued operations.

For a detailed explanation of the stock option plans see the notes in the Company’s annual report as of March 31, 2003.

C.	Discontinued Operations

In October 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

The Company closed down its in-house drug discovery (iD³) at December 31, 2002 to focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The Company has closed down its iD³ activities in the US during the third quarter of fiscal year 2003 and in Heidelberg at December 31, 2003. The Company plans to complete the total execution, including for example the sale of all assets held-for-sale, during fiscal year 2004.

The consolidated financial statements therefore have been reclassified to reflect iD³ business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations for fiscal year 2004, 2003 and 2002. No costs or revenues were incurred or earned during fiscal year 2001 related to iD³ activities. Only direct costs and expenses are reported as discontinued operations. Expenses related to severance payments and lease termination payments of approximately € 1.9 million and € 0.9 million, respectively, have been incurred directly as result of the decision to close the inhouse drug discovery operations have been allocated to discontinued operations (total fiscal year 2003). A total of 82 employees were terminated in connection with the closure. The prior year results have been adjusted accordingly.

The assets held-for-sale consist of:

	12/31/2003	3/31/2003
	(in thousand €)

Laboratory equipment	0	262
Computer software	0	39
Furniture and office equipment	0	21
Leasehold improvements	0	0

	0	322

The Company sold part of these assets in third and fourth quarter of fiscal year 2003. The net book value recorded as of March 31, 2003 of these assets of € 322,000, corresponding to the expected proceeds from the sale of these assets. During fiscal year 2003, the Company recognized € 1.8 million in losses from the write down to the estimated fair value and € 1.1 million from the loss on sale of assets, which are reported as discontinued operations. In the nine months ended December 31, 2003 the Company sold additional assets, for net proceeds of € 522,500 and a gain of € 239,000. In the second quarter of fiscal year 2004 the Company purchased laboratory equipment from a lessor, which was formerly capitalized under Capital lease. The acquisition costs of € 16,000 were expensed as impairment charge.

The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations:

	Three months ended December 31, 2003				Nine months ended December 31, 2003
(in € thousand)	As previously reported	Discontinued	Re-stated	As reclassified	As previously reported	Discontinued	Re-stated	As reclassified
Drug Discovery	206	0	0	206	976	0	0	976
Licenses	1,573	0	1,005	2,578	3,690	0	3,763	7,453
Professional Services	2,410	0	0	2,410	5,981	0	0	5,981
Maintenance and Support	568	0	0	568	1,647	0	0	1,647

Total revenues	4,757	0	1,005	5,762	12,294	0	3,763	16,057
Cost-of-sales	3,440	0	0	3,440	8,069	0	0	8,069
Selling costs	1,986	0	0	1,986	6,460	0	0	6,460
General and administrative costs	3,141	0	0	3,141	7,534	(207)	0	7,741
Research and development costs	3,184	13	0	3,171	10,716	(21)	0	10,737
Other operating income and expenses	(996)	(249)	0	(747)	(2,230)	(289)	0	(1,941)
Total costs and expenses (incl. COS)	10,755	(236)	0	10,991	30,549	(517)	0	31,066
Operating results before depreciation/amortization	(5,998)	236	1,005	(5,229)	(18,255)	517	3,763	(15,009)
Depreciation of property, plant & equipment and amortization of intangible assets	1,381	0	0	1,381	4,024	16	0	4,008
Impairment of goodwill	0	0	0	0	0	0	0	0
Operating results	(7,379)	236	1,005	(6,610)	(22,279)	501	3,763	(19,017)

	Three months ended December 31, 2002				Nine months ended December 31, 2002
(in € thousand)	As previously reported	Discontinued	Re-stated	As reclassified	As previously reported	Discontinued	Re-stated	As reclassified
Drug Discovery	694	339	0	355	1,654	666	0	988
Licenses	4,607	0	(773)	3,834	9,918	0	(1,010)	8,908
Professional Services	3,964	0	0	3,964	9,525	0	0	9,525
Maintenance and Support	537	0	0	537	1,344	0	0	1,344

Total revenues	9,802	339	(773)	8,690	22,441	666	(1,010)	20,765
Cost-of-sales	5,273	0	0	5,273	13,019	0	0	13,019
Selling costs	2,337	1	0	2,336	8,659	4	0	8,655
General and administrative costs	9,068	87	0	8,981	18,326	258	0	18,068
Research and development costs	10,934	4,105	0	6,829	34,332	10,423	0	23,909
Other operating income and expenses	(927)	(83)	0	(844)	(1,070)	(83)	0	(987)
Total costs and expenses (incl. COS)	26,685	4,110	0	22,575	73,266	10,602	0	62,664
Operating results before depreciation/amortization	(16,883)	(3,771)	(773)	(13,885)	(50,825)	(9,936)	(1,010)	(41,899)
Depreciation of property, plant & equipment and amortization of intangible assets	4,208	2,483	0	1,725	14,325	3,261	0	11,064
Impairment of goodwill	0	0	0	0	58,663	0	0	58,663
Operating results	(21,091)	(6,254)	(773)	(15,610)	(123,813)	(13,197)	(1,010)	(111,626)

D.	Notes to the Statements of Operations

16.	Depreciation and amortization

The components of depreciation and amortization are as follows:

(in thousand €)	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Property, plant and equipment	1,225	3,516	3,499	7,094
Other intangible assets	156	692	525	3,746
Other intangible assets (impairment)	0	0	0	3,485

Depreciation/amortization of PP&E and other intangible assets	1,381	4,208	4,024	14,325

Goodwill (Impairment)	0	0	0	58,663

Total depreciation and amortization	1,381	4,208	4,024	72,988

therof one-time charges	210	0	210	62,148
therof discontinued operations	0	2,483	16	3,261

17.	Interest result

(in thousand €)	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Interest income	283	751	1,124	3,175
Interest expense	(1)	(39)	(56)	(119)

Interest result	282	712	1,068	3,056

18.	Income/(loss) from Marketable Securities and Other Long-Term Investments

The components of income/loss from marketable securities and other long-term investments are as follows:

(in thousand €)	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Impairment of GeneProt investment	0	0	0	(8,509)
Impairment of Paradigm shares	0	(632)	0	(632)
Impairment of fixed income equity securities	0	0	0	(919)
Realized loss on sale of investment funds	0	0	0	(1,612)
Realized gain/(loss) on sale of fixed income securities	0	37	240	(205)

Results from marketable securities and other long-term investments	0	(595)	240	(11,877)

In March 2002, the Company entered into a stock purchase agreement with GeneProt, Inc. (“GeneProt”), a U.S. corporation, whereby it acquired 681,818 Series B preferred shares for $ 7.5 million. For accounting purposes, the investment is reported at the lower of cost or market. The Company reviewed the value of this investment at the end of the second quarter of fiscal year 2003. Due to the results of this review the Company has fully written-off the investment at December 31, 2002.

E.	Other Information

19.	Supplemental Disclosure of Cash Flow Information

(in thousand €)	Nine months ended December 31,
	2003	2002
Cash paid during the period
Interest expense	56	119
Income taxes	292	275

20.	Commitments and Contingencies

Operating Leases

The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of December 31, 2003 were:

in thousand euro
2004	393
2005	891
2006	391
2007	222
2008	1
Thereafter	0

Total minimum lease payments	1,898

Future lease payments, which were already accounted for in connection with the restructuring charges (see footnote no. 11) are not included in the above table.

Rental costs for the nine months ended December 31, 2003 totaled € 1,987,100, as compared to € 5,951,800 in the nine months ended December 31, 2002. Additionally the Company accrued € 580,000 for future lease payments for office space in Heidelberg the Company no longer uses. As of December 31, 2002 the Company accrued $ 6.0 million for net future lease obligations due to the closing of the drug discovery business and restructuring of the U.S. activities. $ 1.5 million are included as discontinued operations.

Litigation

From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any legal action against the Company that would have a material adverse effect on its earnings, liquidity, or financial position

21.	Collaboration and Service Agreements

On June 18, 1999, the Company entered into a basic agreement with Bayer AG (“Bayer”), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over five years.

The basic agreement required the Company to establish LION bioscience Research Inc. (“LBRI”), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI is to operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $ 26.8 million. LBRI’s operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as deferred revenue. Bayer also pays LION a fixed annual fee of € 1,283,000. This fixed annual fee is also reported as revenue on a straight-line basis over twelve months. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the nine months ended December 31, 2003 and 2002 the Company reported revenues of € 4,244,400, and € 4,884,000, respectively, under this agreement, which are included in revenues from Professional Services. Cost-of-sales of € 2,758,900 and € 2,743,500 were recorded during the nine months ended December 31, 2003 and 2002, respectively, related to this agreement.

The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION’s activities and Bayer has decided to market the software commercially.

The agreement expires on June 30, 2004, but can be terminated by either party, on an annual basis, on the grounds of non-performance.

Service agreement

On October 13, 2000, the Company entered into a service agreement (“Development Agreement”) with Bayer AG, Leverkusen. The objective of the Development Agreement is to improve and speed up Bayer’s pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughout screening and structural activity data, in order to arrive at lead compounds faster and reduce the failure rate in the subsequent research process.

On December 11, 2001 ( “First Amendment”), and March 29, 2002 (“Second Amendment) amendments to the Development Agreement effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments are dependent on Bayer’s acceptance of the predetermined milestones.

Effective June 25, 2002, the Development Agreement was amended again (“Third Amendment”). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the Development Agreement was extended until July 1, 2004. Effective December 16, 2002 a fourth amendment (“Fourth amendment”) was signed, which suspercedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced. Revenues related to this agreement are recorded when the milestone has been accepted by Bayer.

The Company reported revenues from Professional Services in the nine months ended December 31, 2003 and 2002 of € 2,106,800 and € 2,637,000, respectively, under this agreement. Cost-of-sales of € 2,106,800 were recorded during the nine months ended December 31, 2003 related to this agreement. In addition, based on the Company’s best estimates, a loss on the contract is anticipated in fulfilling its obligations under the contract. Therefore, the Company accrued € 920,000 as a loss contract provision, which is included in cost-of-sales in fiscal year 2003. In the nine months ended December 31, 2003, costs of € 373,000 has been booked against the accrual.

On May, 16, 2002 the Company entered into a collaborative research and development agreement with Paradigm. This agreement defines the cooperation of both parties within the ATP grant. The parties have applied to participate in the Advanced Technology Program (“ATP”) administered by the National Institute of Standards and Technology (“NIST”) as a contractual joint venture with the objective of assembling and developing a software suite and data solution that allows users to better identify targets for lead compound discovery and product development by integrating large streams of biological and biochemical data from heterogeneous sources into coherent data sets that accurately represent underlying biological relationships (the “Target Assessment Technologies Suite” or (TATS). The grant award amounts to $ 11.7 million and will run for five years. Both parties will each receive approximately 50% of the grant. Based on the annual budgets, pending the approval by NIST, the parties will receive up to 50% of the costs incurred. Any intellectual property developed by LION will be fully owned by LION for its own use. Any IP developed jointly by Paradigm and LION will be jointly owned. Payments received related to this agreement are reported as revenues from Drug Discovery. In fiscal year 2004 LION initially reduced its part of the cooperation to a maximum commitment amount of $1.5 million over five years. Subsequently, in December 2003, the Company entered into an agreement with Paradigm to terminate the research and development agreement with Paradigm effective February 28, 2004 at the latest. The Company made this decision since the activities within the ATP grant no longer focus on LION’s core activities.

22.	Related Party Transactions

The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

23.	Business Segments and Foreign Business Activities

Due to the current management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

The following amounts relating to geographical locations are included in the consolidated financial statements:

	Nine months ended December 31,
	2003	2002
	(in thousand euro)
Revenues – restated (1)
Germany	3,265	4,301
United States	9,790	10,303
Other	3,002	6,161

Group	16,057	20,765

Operating results before Depreciation and Amortization – restated
Germany	(3,498)	(8,714)
United States	(8,708)	(29,270)
Other	(2,803)	(3,915)

Group	(15,009)	(41,899)

Long-Lived Assets (2)
Germany	2,111	3,555
United States	690	2,704
Other	507	631

Group	3,308	6,890

(1)	Revenues are allocated based on customer location.

(2)	Comparable numbers as of March 31, 2003

24.	Loss per Ordinary Share

The following table shows the calculation of the basic and diluted net loss per common share:

In thousand euro, except share and per-share data	Nine months ended December 31
	2003	2002
Numerator
Net loss for the year from continuing operations - restated	(18,001)	(120,722)
Net loss for the year from discontinued operations	501	(13,197)

Net loss for the period, total - restated	(17,500)	(133,919)

Denominator
Weighted averages of ordinary shares outstanding	19,870,175	19,870,175

Basic and diluted net loss per ordinary share from continuing operations	(0.91)	(6.08)
Basic and diluted net loss per ordinary share from discontinued operations	0.03	(0.66)

Basic and diluted net loss per ordinary share	(0.88)	(6.74)

Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

25.	Declaration to the German Corporate Governance Code

Management Board and Supervisory Board of LION bioscience AG submitted the required declaration according to § 161 Stock Corporation Act (AktG) to the German Corporate Governance Code for calendar year 2003 and 2002 and committed themselves to complying with its requirements. The declaration has been adjusted as of January 1, 2004 due to the resignation of LION´s former CEO, Dr. Friedrich von Bohlen und Halbach, and the fact that no new CEO has been appointed: “LION bioscience AG observes the recommendations of the Government Commission on the German Corporate Governance Code with one exception: The company has no CEO or Speaker of the Board (Code para. 4.2.1).”

The declaration has been made permanently accessible on the Company’s Web site at http://www.lionbioscience.com.

Additional information Required by the German Stock Market Regulations Applicable to LION bioscience AG

You should read the following in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Nine Month Period Ended December 31, 2003.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company’s liquidity, and future transactions or projects or milestones. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company’s integration and restructuring of operations, the acquisition of, or investment in, other companies, management of growth, changes to the Company’s revenue recognition policies, international operations, impact from exchange rate fluctuations, dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, and capital market fluctuations and economic conditions – both generally and those related to the life sciences industry. As a result, our future development efforts involve a high degree of risk. We refer you to our annual report on Form 20-F, dated September 29, 2003 as filed with the United States Securities and Exchange Commission (SEC) on September 30, 2003, as well as LION’s future filings with the SEC, in which these and other risk factors are discussed. You may obtain our annual report on Form 20-F from the SEC’s web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

The financial information set forth in this interim report for the first nine months of fiscal year 2003-2004 reflects changes in our accounting practice with respect to our revenue recognition practice related to certain software licenses. These changes are explained in further detail in note A.2. to the financial statements as well as in “Recent Developments – Financial Outlook” below. We expect to file an amended annual report on Form 20-F with the SEC which will include restated audited financial statements for the relevant periods as soon as possible. Until we issue and file our amended annual report on Form 20-F, investors should not rely upon the financial information contained in our annual report on Form 20-F and auditors’ reports thereon as previously filed with the SEC. In addition, the preparation of the restated audited financial statements as part of the amended annual report on Form 20-F may result in further revisions to the information set forth in this interim report for the first nine months of fiscal year 2003-2004, which we would submit to the SEC in form of an amendment to this interim report.

We do not observe a formal quiet period with respect to statements concerning our results of operations, developments, business or financial outlook, financial targets or expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings). We do not provide any information about our quarterly results of operations other than information that is required under the German exchange rules and regulations and statutory obligations that are applicable to our company. The information set forth below and elsewhere in this interim report with respect to our results of operations for the nine months ended December 31, 2003 is in response to these requirements and obligations. We do not represent that this information is complete or contains all material information about our results of operations for the nine months ended December 31, 2003, in particular in light of our planned restatement of our audited financial statements as discussed further under “Recent Developments and Outlook – Financial Outlook” below. We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented in this report or in our earlier interim report with respect to our results of operations for the nine months ended December 31, 2003, whether as a result of new information, change of assumptions or business model, future developments or otherwise. It is our policy not to confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to “our company” are to LION bioscience Aktiengesellschaft, and references to “we”, “us” or “LION” are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to “euro” or “€” are to euro, and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to “FY” refer to the year ended March 31 of the calendar year specified.

Research and Development Expenses

Our research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased in the nine months ended December 31, 2003 to € 10,7 million compared to € 23,9 million in the same period of fiscal year 2003. This significant decrease in R&D expenses is primarily attributable to the restructuring of our R&D organization, including the closing of our sites in Cleveland and Columbus, Ohio and related R&D workforce reductions, as well as the impact of the strong euro compared to the U.S. dollar during the first nine months of FY 2004. Additionally we managed to reduce our R&D consulting expenses in the nine months ended December 31, 2003 compared with the nine months ended December 31, 2002. Expenses related to the discontinuation of our iD3 activities are not reflected in our R&D expenses. Instead, these expenses are included under discontinued operations.

Loan Agreements

In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we could borrow up to € 4.55 million through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal was due in 16 equal semi-annual payments in the amount of € 284,406, which began on March 31, 2000. We paid interest on the outstanding principal amount at a rate of 4.75% per annum, which was due in quarterly installments. Due to our strong cash position and the unfavourable interest rate of the loan compared to current market interest rates, we paid back the total amount of € 2.6 million before maturity at the end of September 2003. We financed the payment by selling the position of the fixed income securities we had invested in which had been granted as security interest to the lender to secure the loan.

Capital Expenditures

We had no material individual capital expenditures in the nine months ended December 31, 2003. We had invested approximately € 0.8 million primarily in new hardware and software during this period.

LION Shares Held by Our Company and Subscription Rights of Executive Officers and Employees

Our company is currently not authorized to hold its own shares. As of December 31, 2003, no options to purchase shares of our company had been issued or were outstanding under any of our company’s stock option plans. Accordingly, we did not record any expenses for stock options for the nine months ended December 31, 2003.

The following table sets forth the number of shares of our company that were owned directly by members of our company’s management and supervisory boards as of December 31, 2003:

	Shares
Executive Board

Dr. Friedrich von Bohlen und Halbach (Chief Executive Officer); until December 31, 2003	2,510,868	*
Martin Hollenhorst (Chief Financial Officer)	None
Dr. Daniel Keesman (Chief Business Officer)	None

Supervisory Board

Jürgen Dormann (Chairman)	3,866
Prof. Dr. Klaus Pohle (Deputy Chairman); since August 7, 2003	None
Dr. Thomas Schürrle (Deputy Chairman); until August 7, 2003	142,695
Jörn Aldag; board member until August 7, 2003	None
Markus Metyas; board member until August 7, 2003	None
Dr. Michael Steiner; board member until August 7, 2003	142,695
Richard Roy	None

*	Pursuant to Section 22 Subsection 1 No. 6 of the German Securities Trading Act (WpHG) 1.208% of the voting rights in our company that are held by his children have been allocated to Dr. von Bohlen and Halbach.

Following the effective date of the Articles of Association as amended at our company’s annual shareholders’ meeting on August 7, 2003, our company’s supervisory board now consists of three members. The terms of the former supervisory board members Dr. Thomas Schürrle, Jörn Aldag, Markus Metyas and Dr. Michael Steiner ended with the date of our company’s annual shareholder’s meeting on August 7, 2003.

Prof. Dr. Klaus Pohle was elected to our supervisory board at our company’s annual shareholders’ meeting held on August 7, 2003. The supervisory board appointed him as deputy chairman. Prof. Dr. Pohle is currently the president of the Deutsche Standardisierungsrat e.V. and member of the supervisory board of DWS Investment GmbH, Frankfurt am Main and the board of directors of Coty Inc., New York City, USA.

As of December 31, 2003 Dr. Friedrich von Bohlen und Halbach resigned from the position as CEO of our Company. Martin Hollenhorst and Dr. Daniel Keesman, the two other members of our company’s management board, are jointly in charge of his former responsibilities. Dr. Friedrich von Bohlen und Halbach intends to submit his candidacy for a seat on our company’s supervisory board.

Employees

In accordance with our restructuring program, we have reduced our global workforce since the beginning of the current fiscal year. During the nine months ended December 31, 2003, our total work force comprised 242 employees (full-time equivalents) compared to 337 as of March 31, 2003, representing a reduction by 95 employees on a full-time equivalent basis.

Employees by location (full-time equivalent):

	12/31/2003	3/31/2003
Heidelberg, Germany	141	154
Cambridge, UK	39	47
San Diego, CA, USA	7	42
Cambridge, MA, USA	52	55
Cleveland/Columbus, OH, USA	3	39

Total	242	337

Employees by company division (full-time equivalent):

	12/31/2003	3/31/2003
Life Science-Informatics™ (IT development)	91	177
Sales & Marketing	45	30
Administration	35	53
Professional Services	71	77

Total	242	337

Recent Developments and Outlook

Recent Developments

Between January 1 and June 30, 2003, we released new IT-solutions and products and new versions of our IT-solutions and products in accordance with our aggressive launch schedule:

•	In June 2003, we launched LION TargetEngine™, our application solution for the biology phase of the drug discovery process.

•	In May 2003, we launched iDEA pkEXPRESS™, our desktop ADME simulation and prediction software. We have ceased our internal development activities in San Diego, California, with respect to our ADME/iDEA product line, but continue to support our iDEA pkEXPRESS ™ product.

•	In April 2003, we also launched a new version of our SRS data integration software.

•	In January 2003, we launched our LION DiscoveryCenter™ integration platform and a follow-up version in April 2003.

On July 23, 2003, we announced that the European Patent Office had licensed our SRS integration system for use in the patent review and approval process in the life sciences area.

On October 30, 2003 we announced the completion of our first joint product with Silicon Genetics, the LION Target Engine™ and SRS-GeneSpring® Connectors. We entered into a multi-year joint development and marketing collaboration with Silicon Genetics in June 2003 with the goal of integrating our respective software technologies, and we completed this first step ahead of schedule. The combination of LION Target Engine™ and SRS with Silicon Genetics GeneSpring®, industry-leading biological solutions, is expected to enable researchers to improve the speed and accuracy of their analysis. The Connectors allow users of GeneSpring® – the industry’s most frequently used tool for expression analysis – to transfer data to the LION Target Engine ™ and SRS data and analysis tool integration platform. Results displayed in LION Target Engine™ and SRS can be transferred to GeneSpring® for further analysis. In addition, the SRS-GeneSpring® Connector also provides a page in SRS which includes pre-defined queries tailored for gene expression data analysis. The integration of SRS and GeneSpring® allows scientists to include biological information from both public and proprietary sources in their gene expression analysis.

On November 4, 2003, we announced a multiyear preferred reseller agreement with DeltaSoft Inc. and ChemCart LLC to distribute DeltaSoft’s and ChemCart’s products as well as a collaboration to develop new solutions that integrate public and proprietary data repositories and workflows across bioinformatics and cheminformatics. In addition, DeltaSoft will become our preferred provider of cheminformatics services globally. Under these agreements, we will distribute DeltaSoft’s and ChemCart’s software solutions and professional services to the life sciences industry worldwide. The three products currently released – ChemCart, Cristal and DeltaBook – each help life science organizations solve specific challenges in the research process. ChemCart is a forms-based access to data stored in Oracle chemical database cartridges. ChemCart currently supports access to all of the major cartridge vendors, including MDL Information Systems, Daylight Information Systems, and Accelrys. Cristal is a chemical compound and reagent inventory management system. DeltaBook is an electronic laboratory notebook system which is optimized to handle chemical structures and reactions as well as the specific types of data generated during the R&D process. Each of DeltaSoft’s and ChemCart’s current products takes advantage of leading computer technology standards, such as Java, Microsoft, Oracle and web application services, can link multiple cheminformatic platforms transparently and also provide easy to use interfaces for the research scientist

In January 2004 we announced the release of the SRS Gateway for Oracle, a new SRS module that combines the power of two industry-leading platforms, SRS and the Oracle Database, providing scientists and informatics professionals optimal integration capabilities for discovery-relevant data of all file types and sources. The new LION SRS Gateway for Oracle enables informatics professionals to access the SRS engine and associated databases from Oracle using SQL or from any Oracle application. Oracle users in the life sciences industry can use the new product to access more than 900 different public flat file databases and integrate the data into their existing infrastructures using the power of SRS. The SRS Gateway for Oracle is available for SRS 7.1 and supports Oracle9i Database Release 2 and subsequent versions including Oracle Database 10g.

On December 15, 2003, we announced that our company’s CEO, Dr. Friedrich von Bohlen, had decided to resign. Our company’s supervisory board accepted his resignation effective the December 31, 2003. His duties and responsibilities were assumed by Martin Hollenhorst, Chief Financial Officer and Co-CEO, and Dr. Daniel Keesman, Chief Operating Officer and Co-CEO, effective the January 1, 2004. Mr. Hollenhorst and Dr. Keesman will jointly lead our company.

Despite early successes for our new products, the rate of adoption by the life sciences industry has been less than anticipated. We will continue to market our new products, and in addition, will continue to focus on our very successful SRS technology. SRS version 8.0, with significant new functionality, including new user interfaces and support of Web Application Services, is expected to be released in Summer 2004. Our integration platform LION DiscoveryCenter™ will no longer be sold as a stand alone product; maintenance and support services remains available for the current installed customer base. Some components of LION DiscoveryCenter™ will continue to be used, as appropriate, in professional services projects.

A new version of the LION Target Engine™ is scheduled for release in Summer 2004. This version allows for the use of its various modules as components which can be integrated into a customers existing infrastructure, or as a complete solution suite. The components will interact with SRS and rely on SRS to provide core data integration and access.

LION plans to introduce a solution in the cheminformatics area to integrate disparate chemistry databases and provide advanced analysis and visualization capabilities during the next fiscal year, FY 2004-2005). This product suite is expected to include and integrate different components developed as a result of our customer projects and available through key technology partners.

Financial Outlook

On February 4, 2004, we announced that we would revise our revenue recognition practice with respect to certain software licenses and restate our results for prior fiscal years. As part of our most recent review of our revenue recognition policy together with Ernst & Young AG, our independent auditors, we had determined that accounting guidance issued by the American Institute of Certified Public Accountants (or AICPA) applied to certain of our software license agreements.

In prior years, we had recognized the license revenue from multi-year software licenses upon entering into the agreement and delivery of the software. In February 2004, we determined that revenue from license fees under these agreements should be recognized ratably over the contractual term. In addition, we previously announced our policy to record as revenue the license fees from software licenses having terms of one year or less ratably over the applicable contractual term beginning with the current fiscal year. In prior years, we had recognized the license revenue upon entering into the agreement and delivery of the software. We had previously determined that this accounting change with respect to recognition of revenue from short-term license agreements had no material impact when applied to revenue for prior fiscal years. Because of our restatement of our results for prior fiscal years with respect to multi-year software licenses, however, we are now applying this accounting change to our prior fiscal years. For further information concerning this change in our accounting practice, we refer you to note A.2 of our financial statements contained in this interim report.

This accounting revision does not affect our liquidity, cash flows or the cumulative revenue over the past and future periods, other than the impact from currency exchange rates. Moreover, it does not involve the loss or change of any previously reported software license, and there is no indication of any accounting improprieties. While we expect these revisions in our accounting practice to result in an increase in revenue for the current fiscal year, and a reduction for prior fiscal years, the increases should not be viewed as an improvement in our current outlook. The changes to our revenue recognition policy and the restatement of results for prior fiscal periods resulted solely from a review of certain accounting guidance issued by AICPA that were only recently brought to our attention, and reflect our ongoing efforts to ensure that our revenue recognition policies are in accordance with U.S. GAAP.

This accounting change will have the benefit of providing greater revenue predictability and minimize the impact of end-of-quarter transactions on our quarterly revenue.

The financial information set forth in this interim report for the first nine months of fiscal year 2003-2004 reflects this change in our accounting practice.

We expect to file restated audited financial statements for the relevant periods with the SEC as soon as possible. Until we issue and file our restated financial statements, investors should not rely upon the financial information contained in our annual report on Form 20-F and auditors’ reports thereon as previously filed with the SEC. In addition, the preparation of the restated audited financial statements as part of the amendment to our annual report on Form 20-F currently on file with the SEC may result in further revisions to the information set forth in this interim report for the first nine months of fiscal year 2003-2004, which we would submit to the SEC in form of an amendment to this interim report.

We expect total revenues of € 19 to 20 million for the current fiscal year 2003-2004. We would not be able to achieve this revenue target without this change in our accounting practice. The on-going slump in the life science informatics market, the weak U.S. dollar as well as a slower than anticipated market introduction of new products, continue to have an adverse effect on our business.

Sales in the fourth quarter of the current fiscal year should exceed € 3 million. Expenses (including depreciation and amortization) are expected to decrease to € 7 to 8 million during the fourth quarter of the current fiscal year. As previously announced, we no longer expects to achieve our goal of reaching break-even in the fourth quarter of the current fiscal year. We expect to have liquidity of at least € 40 million by the end of the current fiscal year 2003-2004. The net loss for the current fiscal year is expected to be between 22 and 24 million €.

We are adjusting our guidance for fiscal year 2004-2005 due to in part to the restatement of our financial statements and the changes in our revenue recognition policy. The life science informatics market remains difficult. However, we decided to continue our investments into our core technologies and to continue to support our products and customers. Our product strategy and portfolio expansion as described above will take time to establish growth again.

In addition, our current collaboration with Bayer will end in June 2004. We have met and partly overachieved the goals and objectives of the collaboration for the last two years. We have submitted a proposal to and are in discussions with Bayer for a follow-up project. Any such project is expected to be significantly smaller in scope than in previous years.

In total, we expect sales of between € 12 and 13 million in FY 2004-2005. This estimate does not include revenue from any future follow-up project from Bayer. Total expenses in FY 2004-2005 are expect to be approximately € 25 million; therefore, we expect a net loss of approximately € 12-13 million for next fiscal year, which may be lower if LION is retained by Bayer for a follow-on project.

We anticipate a reduction of our global workforce from 242 full-time equivalent employees as of December 31, 2003 to roughly 190 as of March 31, 2004 and will further decrease by July 2004, due to the expiration of the Cambridge (MA) based collaboration with Bayer. Sales and marketing in the United States, the major market for our products, remain concentrated in Cambridge, MA.

We have gone through painful waves of restructuring during the past two years. We feel confident to still have the right talent and commitment to ensure the development of our core products, SRS and LION Target Engine™.

Address:

LION bioscience AG

Waldhofer Straße 98

69123 Heidelberg

Deutschland

Tel: +49(0)6221/4038-0

Fax: +49(0)6221/4038-101

www.lionbioscience.com

Contact:

Martin Hollenhorst

Chief Financial Officer

Tel: +49(0)6221/4038-192

martin.hollenhorst@lionbioscience.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION bioscience Aktiengesellschaft

By:	/s/ MARTIN HOLLENHORST

Martin Hollenhorst Chief Financial Officer

Dated: February 28, 2003